UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

NTELOS Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

67020Q107
(CUSIP Number)

Michael Huber
Quadrangle GP Investors LLC
375 Park Avenue, 14th Floor
New York, New York 10152
(212) 418-1700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS: Quadrangle GP Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,888,940
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,888,940
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,888,940
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.9%
14		TYPE OF REPORTING PERSON: OO

1		NAMES OF REPORTING PERSONS: Quadrangle GP Investors II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: Quadrangle GP Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,888,940
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,888,940
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,888,940
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.9%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: Quadrangle Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,011,848
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,011,848
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,011,848
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: Quadrangle Select Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 109,929
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 109,929
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 109,929
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: Quadrangle Capital Partners-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 767,164
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 767,164
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 767,164
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: QCP GP Investors II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b)☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14		TYPE OF REPORTING PERSON: OO

1		NAMES OF REPORTING PERSONS: Quadrangle (AIV2) Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: Quadrangle (AIV2) Select Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: Quadrangle Capital Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14		TYPE OF REPORTING PERSON: PN

1		NAMES OF REPORTING PERSONS: Quadrangle NTELOS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14		TYPE OF REPORTING PERSON: OO

1		NAMES OF REPORTING PERSONS: Quadrangle NTELOS Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☐
3		SEC USE ONLY:
4		SOURCE OF FUNDS: WC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 2,791,898
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,791,898
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,791,898
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.4%
14		TYPE OF REPORTING PERSON: PN

This amendment No. 3 relates to the Schedule 13D filed by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC, and Quadrangle NTELOS Holdings II LP with the Securities and Exchange Commission on September 25, 2007 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share, of NTELOS Holdings Corp. Unless set forth below, all Items are unchanged from the Schedule 13D.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.    Identity and Background

               Item 2 is hereby amended and restated in its entirety:

 (a)
               This Statement is being filed jointly by Quadrangle GP Investors LLC, Quadrangle GP Investors LP, Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP, QCP GP Investors II LLC, Quadrangle GP Investors II LP, Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP, Quadrangle Capital Partners II-A LP, Quadrangle NTELOS GP LLC, and Quadrangle NTELOS Holdings II LP (collectively, the “Reporting Persons”).
Quadrangle GP Investors LLC is the general partner of Quadrangle GP Investors LP, which is the general partner of each of Quadrangle Capital Partners LP, Quadrangle Select Partners LP, Quadrangle Capital Partners-A LP (collectively, the “QCP Funds”).
QCP GP Investors II LLC is the general partner of Quadrangle GP Investors II LP, which is the general partner of each of Quadrangle (AIV2) Capital Partners II LP, Quadrangle (AIV2) Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “QCP II Funds”).  The QCP II Funds are managing members of Quadrangle NTELOS GP LLC, which is the general partner of Quadrangle NTELOS Holdings II LP.
               Quadrangle Holdings LLC is the managing member of QCP GP Investors II LLC, and the managing members of Quadrangle Holdings LLC are Peter Ezersky and Michael Huber (collectively, the “Managing Members”). The investment committee of QCP GP Investors II LLC makes voting and investment decisions with respect to the securities held by the Reporting Persons. Each of the three members of the investment committee of QCP GP Investors II LLC, Peter Ezersky, Michael Huber and Steven Felsher, disclaims ownership of such shares that may be deemed beneficially owned by the Quadrangle Entities or any of their affiliates.

(b)
               The address of the principal business of each of the Reporting Persons and each of the Managing Members is 375 Park Avenue, 14th Floor, New York, New York 10152.

(c)
               The principal business of each of the Reporting Persons and each of the Managing Members is to invest in securities.

(d)-(e)
               In April 2010, certain of the Reporting Persons entered into settlements with the New York Attorney General (the "NYAG") and the Securities and Exchange Commission (the "SEC") relating to public pension fund investments in New York. Pursuant to these settlements, the Reporting Persons (i) neither admitted nor denied any allegations, (ii) agreed to pay New York State $7,000,000 and the SEC $5,000,000, (iii) were enjoined permanently from engaging in violations of certain federal securities laws (specifically, from engaging in conduct violative of Section 17(a)(2) of the Securities Act of 1933) and (iv) adopted the NYAG's Public Pension Fund Code of Conduct. The NYAG stated in documents filed in connection with the resolution of its investigation that the matters under investigation related solely to the actions of former Reporting Persons' employees. Except as noted above, during the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Managing Members, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
               Each of the Reporting Persons is organized under the laws of the State of Delaware.  Each of the Managing Members is a citizen of the United States.

Item 4.    Purpose of Transaction

Item 4, paragraph two, is hereby amended and restated as follows:

               Pursuant to the Shareholders Agreement, the Reporting Persons currently have the right to appoint two directors to the Board of Directors of the Issuer. The Quadrangle Parties have selected Michael Huber and Steven Felsher as their designees to the Issuer’s board of directors. As directors of the Issuer, Mr. Huber and Mr. Felsher may have influence over the corporate activities of the Issuer, including activities that may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

               Item 5(a) is hereby amended and restated as follows:

(a)
               On October 31, 2011, NTELOS Holdings Corp. effected a one-for-two reverse stock split of the shares of common stock of NTELOS Holdings Corp. As of the date hereof, (i) Quadrangle Capital Partners LP holds 2,011,848 shares of Common Stock, or approximately 9.7% of the outstanding Common Stock; (ii) Quadrangle Select Partners LP holds 109,929 shares of Common Stock, or approximately 0.5% of the outstanding Common Stock; (iii) Quadrangle Capital Partners-A LP holds 767,164 shares of Common Stock, or approximately 3.7% of the outstanding Common Stock; and (iv) Quadrangle NTELOS Holdings II LP holds 2,791,898 shares of Common Stock, or approximately 13.4% of the outstanding Common Stock.
               Each of Quadrangle GP Investors LP, as the general partner of each of the QCP Funds, and Quadrangle GP Investors LLC, as the general partner of Quadrangle GP Investors LP, may be deemed to beneficially own the 2,888,940 shares of Common Stock held by the QCP Funds, or approximately 13.9% of the outstanding Common Stock.
               Each of Quadrangle NTELOS GP LLC, as the general partner of Quadrangle NTELOS Holdings II LP; the QCP II Funds, as the managing members of Quadrangle NTELOS GP LLC; Quadrangle GP Investors II LP, as the general partner of each of the QCP II Funds; and QCP GP Investors II LLC, as the general partner of Quadrangle GP Investors II LP may be deemed to beneficially own the 2,791,898 shares of Common Stock held by Quadrangle NTELOS Holdings II LP, or approximately 13.4% of the outstanding Common Stock.
               In the aggregate, the Reporting Persons may be deemed to beneficially own 5,680,838 shares of Common Stock, or approximately 27.3% of the outstanding Common Stock. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock not held directly by such Reporting Person.
               The percentage interest of the Reporting Persons in this Statement is based on the 20,812,216 shares of Common Stock reported to be outstanding as of October 31, 2011 in NTELOS Holdings Corp.’s Form 4 filed on November 2, 2011.
Mr. Ezersky serves as trustee of a charitable organization that holds 500 shares of Common Stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2011

QUADRANGLE CAPITAL PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE GP INVESTORS LP

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE GP INVESTORS LLC

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE SELECT PARTNERS LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS-A LP

By:	Quadrangle GP Investors LP, as its General Partner

By:	Quadrangle GP Investors LLC, as its General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE NTELOS HOLDINGS II LP

By:	Quadrangle NTELOS GP LLC, as General Partner

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE NTELOS GP LLC

By:	Quadrangle (AIV2) Capital Partners II LP, as Managing Member

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE (AIV2) CAPITAL PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE GP INVESTORS II LP

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QCP GP INVESTORS II LLC

By:	Quadrangle Holdings LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE CAPITAL PARTNERS II-A LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member

QUADRANGLE (AIV2) SELECT PARTNERS II LP

By:	Quadrangle GP Investors II LP, as General Partner

By:	QCP GP Investors II LLC, as General Partner

By:	/s/ Michael Huber
Name: Michael Huber
Title: Managing Member